Exhibit No. 1

BUI, Inc.

Form 10-QSB

File No. . 0-26917

BUI, INC. AND SUBSIDIARY
Condensed, Consolidated Balance Sheets
(Unaudited)

	Sept. 30, 1999	Dec. 31, 1998
Assets

Current Assets:
Cash	$2,037,855	$22,690
Restricted cash	40,375	42,263
Accounts receivable, net	818,548	631,324
Other current assets	53,090	3,124
Total Current Assets	2,949,868	699,401

Property and Equipment, net	133,902	112,262

Total Assets	$3,083,770	$811,663

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$456,991	$680,607
Accrued liabilities	279,630	349,359
Current portion of long-term debt	50,000	472,285
Accrued founders settlement	0	9,000
Preferred series A dividend payable	78,677	0

Total Current Liabilities	865,298	1,511,251

Long Term Debt	1,000,000	1,050,000

Stockholders' Equity (Deficit)

Preferred stock, $0.0001 par value; 5,000,000 shares authorized
Series A 8% convertible preferred stock;
2,000,000 and 0 shares issued, respectively	3,369,540	0
Common stock, $0.0001 par value; 20,000,000 shares
authorized; 3,514,367 and 2,949,549 shares
issued, respectively	351	295
Additional paid in capital	3,645,373	3,610,152
Treasury stock	(141,800)	(141,800)
Options outstanding	17,889	52,411
Accumulated deficit	(5,572,881)	(5,270,646)
Total Stockholders' Deficit	1,218,472	(1,749,588)

Total Liabilities and Stockholders' Equity (Deficit)	3,083,770	$811,663

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Operations
(Unaudited)

	Three months ended Sept. 30,
	1999	1998

Revenues:
Telecommunications services	$1,294,560	$1,437,368
Net commissions on
telecommunications services	0	150,427
Other	19,446	16,587
	1,314,006	1,604,382

Operating Expenses:
Costs of telecommunications services	857,040	1,203,637
General and administrative	434,823	378,085
Selling and promotion	295,548	208,093
Depreciation and amortization	23,414	16,692
	1,610,825	1,806,507

Loss From Operations	(296,819)	(202,125)

Other Income (Expense):
Interest income	26,535	67
Interest expense	(28,152)	(44,869)
Other Expense, net	(1,617)	(44,802)

Loss Before Series A Preferred Stock Dividend	(298,436)	(246,927)

Series A Preferred Stock Dividends	(75,937)	0

Net Loss Applicable to Common Shareholders	$(374,373)	$(246,927)

Net Loss Per Common Share:
Basic and diluted	$(0.11)	$(0.10)

Weighted Average Common Shares Outstanding:
Basic and diluted	3,514,365	2,386,004

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Operations
(Unaudited)

	Nine months ended Sept. 30,
	1999	1998

Revenues:
Telecommunications services	$3,808,124	$3,174,888
Net commissions on
telecommunications services	0	373,100
Other	76,662	75,143
	3,884,786	3,623,131

Operating Expenses:
Costs of telecommunications services	2,505,920	2,766,456
General and administrative	1,263,017	1,144,024
Selling and promotion	614,772	629,657
Depreciation and amortization	58,993	47,268
	4,442,702	4,587,405

Loss From Operations	(557,916)	(964,274)

Other Income (Expense):
Interest income	28,054	184
Loan guarantee expense	0	(118,658)
Interest expense	(93,696)	(158,047)
Other Expense, net	(65,642)	(276,521)

Loss Before Series A Preferred Stock Dividend	(623,558)	(1,240,795)

Series A Preferred Stock Dividends	(78,677)	0

Net Loss Applicable to Common Shareholders	$(702,235)	$(1,240,795)

Net Loss Per Common Share:
Basic and diluted	$(0.22)	$(0.58)

Weighted Average Common Shares Outstanding:
Basic and diluted	3,175,516	2,127,510

See accompanying notes to consolidated condensed financial statements.

BUI, INC AND SUBSIDIARY
Condensed, Consolidated Statements of Cash Flows
(Unaudited)
	Nine months ended Sept. 30,
	1999	1998
Operating Activities:
Net Loss	$(702,235)	$(1,240,795)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	58,993	47,268
Issuance of common shares for services	0	78,950
Issuance of common shares in connection
with debt agreements	0	161,158
Changes in operating assets and liabilities-
Decrease (Increase) in restricted cash	1,888	(42,237)
Increase in accounts receivable	(187,225)	(473,965)
(Increase) Decrease in other current assets	(49,966)	12,003
(Decrease) increase in accounts payable	(223,616)	371,361
(Decrease) Increase in accrued liabilities	(78,729)	86,545
Increase in dividend payable	78,677	0
Decrease in unearned revenue	0	(60,000)
Net cash used in operating activities	(1,102,213)	(1,059,712)

Investing Activities:
Purchase of equipment, furniture and fixtures	(80,632)	(39,713)
Net cash used in investing activities	(80,632)	(39,713)

Financing Activities:
Proceeds from borrowings under notes payable	57,348	124,959
Principal payments on notes payable	(529,633)	(100,935)
Issuance of common shares for cash and expense of options	1,374,541	1,139,641
Net cash proceeds from issuance of
series A preferred stock	2,295,754	0
Net cash provided by financing activities	3,198,010	1,163,665

Increase in cash	2,015,165	64,240
Cash at beginning of period	22,690	0

Cash at end of period	$2,037,855	$64,240

Supplemental disclosures of cash flow information
Conversion of notes payable to common shares	$0	$470,000
Issuance of common shares in settlement of
Founders agreements	0	55,000
Cash paid for interest	59,000	27,610

See accompanying notes to consolidated condensed financial statements.

BUI, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation

The condensed consolidated financial statements include the accounts of BUI, Inc., a Delaware company, and its wholly owned subsidiary, Buyers United, Inc. (together, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements have been prepared, without audit, in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements include all adjustments which are necessary for a fair presentation of the results for the interim periods presented, such adjustments being of a normal recurring nature. Certain information and footnote disclosures have been condensed o

Note 2. Private Offering of Series A Convertible Preferred Stock

On April 21, 1999, the Board of Directors authorized an offering of a minimum of 600,000 shares or a maximum of 2,000,000 shares of 8% Series A Convertible Preferred Stock (see Note 6) at an offering price of $2.00 per share. The Series A Preferred Stock provides for a cumulative dividend of 8 percent per annum payable semi-annually on June 30 and December 31 beginning December 31, 1999 out of funds legally available therefore. Dividends may be paid in cash or common stock at the electi

In connection with the Offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission equal to 10 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also agreed to pay to the Placement Agent a non-accountable expense allowance equal to 3 percent of the gross proceeds. As additional compensation, the Company agreed to sell to the Placement Agent at the closing of the minimum number of shares offered 500,000 shares

As of July 16, 1999, the 2,000,000 shares of Series A Convertible Preferred Stock were sold with the Company receiving net proceeds of $3,480,000.

Note 3. Net Loss Per Common Share

Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an an

Options to purchase 1,339,645 shares of common stock at weighted average exercise price of $2.82 per share as of June 30, 1998, was not included in the computation of diluted EPS. The inclusion of the options and warrants would have been antidilutive, thereby decreasing net loss per common share.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Buyers United is engaged in the business of selling to consumers and small businesses services and products. The marketing strategy of Buyers United is based on a membership concept under which members of Buyers United are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. Buyers United uses the purchase power of its membership to negotiate lower prices from producers and resellers of the services and products. Lower pricing allows Buy

Buyers United focuses on providing services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, Buyers United focused on selling long distance service. This focus has enabled Buyers United to build the size of its membership base. Buyers United also provides teleconferencing service and is in the process of establishing local telephone service for its members in the Salt Lake

Buyers United has over 9,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by Buyers United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership and entrepreneurs who operate home-based businesses.

Internal business development over the past two years has resulted in substantial growth. Total revenues after cost of revenues in 1998 were $1,946,394, as compared to $811,644 in 1997. Total revenues after cost of revenues for the first nine months of 1999 were $1,378,866, as compared to $856,675 for the same period in 1998. Total revenues after cost of revenues for the second quarter of 1999 were $456,966, as compared to $400,745 for the same period in 1998.

Results of Operations

Three Months Ended September 30, 1999 and 1998

Revenues decreased $290,376 to $1,314,006 for the quarter ended September 30, 1999, from $1,604,382 for the same period in 1998. Cost of revenues for the same period decreased $346,597 from $1,203,637 in 1998 to $857,040 in 1999. The decrease in revenues is largely attributable to a decrease of approximately 20% in the long distance rates being charged to customers. The decrease in costs of revenue is due largely to a significant decrease during 1999 in the wholesale rates that Buyers United pays for

Operating expenses, exclusive of cost of revenues, were $753,785 in the third quarter of 1999 as compared to $602,870 for the same period of 1998. This increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months.

Loss from operations increased $94,694 to a loss from operations of $296,819 for the quarter ended September 30, 1999, compared to a loss from operations of $202,125 for the same period in 1998.

Other expense, net decreased from $44,802 in the third quarter of 1998 to $1,617 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing resulting from cash generated with the companies financing activities.

During 1999, the company sold 2,000,000 shares of 8% Series A Convertible Preferred Stock at $2 per share. During the three months ended September 30, 1999, $75,937 of dividends accrued on the series A preferred stock.

As a result of the above factors, net loss decreased from $246,927 for third quarter of 1998 to $374,373 for the three-month period ended September 30, 1999 and diluted net loss per common share decreased from $0.10 in the 1998 period to $0.11 in the 1999 period.

Nine Months Ended September 30, 1999 and 1998

Revenues increased $261,655 or 7% to $3,884,786 for the nine months ended September 30, 1999, from $3,623,131 for the same period in 1998. Cost of revenues increased from $2,766,456 in the first nine months of 1998 to $2,505,920 in the first nine months of 1999. The increase in revenues is attributable to a change in the Company's supplier of long distance service. In early 1998, the Company changed from a commission based agreement with I-Link, in which Buyers United earned commissions based on reven

Operating expenses exclusive of cost of services were $1,936,782 in the first nine months of 1999 as compared to $1,820,949 for the first nine months of 1998. The slight increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months offset by certain reductions in work force, which Buyers United was able to implement as a result of changing long distance providers to a provider with better and more efficient se

Loss from operations decreased $406,358 to a loss from operations of $557,916 for the nine months ended September 30, 1999, compared to a loss from operations of $964,274 for the same period in 1998. This substantial improvement is a result of increased revenues in 1999 from Buyers United's growing membership base and the increase in net margins described above.

Other expense, net decreased from $276,521 in the first nine months of 1998 to $65,642 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing from $158,047 in 1998 to $93,696 in 1999 as well as a loan guarantee expense of $118,659 in 1998 that was not present in 1999. Interest income increased $27,870 due to cash received from financing activities.

During 1999, the company sold 2,000,000 shares of 8% Series A Convertible Preferred Stock at $2 per share. During the nine months ended September 30, 1999, $78,677 of dividends accrued on the series A preferred stock.

As a result of the above factors, net loss decreased from $1,240,795, or $0.58 per diluted common share, for the first nine months of 1998 to $702,235, or $0.22 per diluted common share, for the nine-month period ended September 30, 1999.

Years Ended December 31, 1998 and 1997

Revenue, after cost of revenues, increased $1,134,767 to $1,946,411 for the year ended December 31, 1998, from $811,644 for the year ended December 31, 1997. Cost of revenues in 1997 were $51,108 as compared to $3,140,950 in 1998. The increases in revenue and cost of revenues are attributable to an overall increase in the Company's membership base and the difference in the terms of the service contract utilized by Buyers United with the long distance service provider that preceded IXC. Whereas duri

Operating expenses, exclusive of cost of revenues, were $3,024,294 in 1998 as compared to $2,982,956 in 1997. In 1997, Buyers United established the basic operating systems and facilities for its business, which needed to be in place to support future growth in membership. Consequently, membership growth in 1998 and the resulting increase in revenues were achieved without any meaningful increase in operating expenses. Buyers United expects that its operating expenses exclusive of cost of services

Loss from operations decreased $1,093,429 to a loss from operations of $1,077,883 for the year ended December 31, 1998, compared to a loss from operations of $2,171,312 for the year ended December 31, 1997. This substantial improvement is a result of increased revenues in 1998 from Buyers United's growing membership base without an increase in its operating expenses before cost of revenues from 1997 to 1998.

Total other expense, net decreased from $522,090 in 1997 to $388,699 for 1998. This reduction is a result of a decrease in interest expense on debt financing.

As a result of the above factors, net loss decreased from $2,693,402 for the year ended December 31, 1997, to $1,466,582 for the year ended December 31, 1998.

Operations were not significantly impacted by inflation during the years ended December 31, 1998 and 1997, and it is not anticipated that inflation will have any significant impact on results of operations for at least the next year.

Liquidity and Capital Resources

Net cash used in operating activities was $1,102,213 during the nine-month period ended September 30, 1999. This is primarily due to a net loss of $702,235, during the period. It is anticipated net cash used in operating activities will improve during the remainder of 1999, as revenues increase from the addition of new members. In the first nine months of 1998, net cash used in operating activities was $1,059,712 due a net loss of $1,240,795 for the period.

Total cash generated from financing activities was $3,198,010 for the nine-month period ended September 30, 1999, compared to $1,163,665 generated from financing activities in the first nine months of 1998. Cash from financing activities in the first nine months of 1999 and 1998 resulted primarily from sales of common and preferred stock for cash.

Net cash used in operating activities was $1,275,988 in 1998. This is primarily due to a net loss of $1,466,582 and a substantial increase in accounts receivable of $617,421 resulting from the commencement of billing and collection from members by Buyers United at the beginning of 1998, which were offset by issuance of common stock to pay for services and credit extensions in the amount of $304,774, and increases in accounts payable and accrued liabilities to a total of $519,153. During the year en

Total cash generated from financing activities was $1,327,213 for fiscal year 1998, compared to $1,162,635 generated from financing activities in fiscal year 1997. Cash from financing activities in fiscal year 1998 was primarily related to the net proceeds from sales of stock for cash. Cash from financing activities in fiscal year 1997 was primarily related to debt financing in the amount of $793,000 and sales of stock for cash in the amount of $514,825.

At September 30, 1999, Buyers United had working capital of $2,084,570, and at December 31, 1998, it had a working capital deficit of $811,850. In July 1999, the Company completed an equity financing resulting in net proceeds of $3,480,000, which will be used for marketing and working capital. Management anticipates that working capital will continue to improve in 1999 if the Company's performance continues at present levels. Management estimates that cash flow from operations in 1999 as well as f

Year 2000 Compliance

Buyers United's internal computer information system is Year 2000 compliant, since its database does not store dates as plain text. The dates are converted into an internal date format that does not rely on the year to determine the century. Any new software purchases will conform to the same type of internal date storage specifications, which should eliminate any internal Year 2000 issues. As Buyers United has determined it has no internal Year 2000 issues, it has not developed a contingency plan

Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto are primarily dependent upon the Year 2000 compliance of third parties. Buyers United's suppliers that provide mission-critical services are primarily large companies, such as local and long distance telephone service providers. Buyers United has no reason to believe that these suppliers will not be Year 2000 compliant. However, Buyers United is in the process of reviewing its third party relationsh tten confirmation that they are year 2000 compliant and assessing what impact any problems with Year 2000 compliance will have on its current business. At this time Buyers United has contacted 100 percent of its critical vendors and have received conformation from 80% that they are year 2000 compliant, with the other 20% stating that they will be compliant by year 2000. Buyers United has looked at alternate vendors to perform certain processes where necessary, but to date has no contingency plan should an

The costs associated with Year 2000 compliance have been nominal and Buyers United believes that the remaining costs will be minimal and will not have a material adverse effect on its financial condition or results of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Buyers United expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matt